                                    File No. 333-46815
                                    Filed pursuant to Rules 424(b)(3) and 424(c)

                   SUPPLEMENT TO PROSPECTUS DATED MAY 7, 1998

                                   AMNEX, INC.

         The section of the Prospectus dated May 7, 1998, entitled "SELLING SECURITYHOLDERS" is hereby amended by inclusion of the the following paragraph and table after the second paragraph in such section:

The following table sets forth certain information known to the Company with respect to the beneficial ownership of each Selling Securityholder as of March 31, 1998 (except where otherwise indicated), as to (i) the number of Common Shares beneficially held by the Selling Securityholder, (ii) the number of Shares that may be offered pursuant to this Prospectus, (iii) the number of Common Shares and percentage of outstanding Common Shares that will be held by each Selling Securityholder after sale of the Shares, assuming all of the Shares are sold by each Selling Securityholder, and assuming conversion of each of the Company's Series M Preferred Stock into Common Shares and exercise of all Warrants. Because each of the Selling Securityholders may offer all or some part of the Shares which he or she holds from time to time pursuant to the offering contemplated by this Prospectus, and because this offering is not being underwritten on a firm commitment basis, no assurances can be given as to the number of shares that will be held by each of the Selling Securityholders upon termination of this offering.



                                                                                            Shares Beneficially
                                                                                          Owned After the Offering
                                                                                          ------------------------
                                         Shares Beneficially
                                            Owned Prior to         Number of Shares
    Selling Securityholder                   the Offering            Offered Herby        Number           Percent
    ----------------------                   ------------            -------------        ------           -------

Pangaea Fund Ltd. ..............                785,205(1)                785,205              --              --

Granite Associates, L.P. .......              1,363,637                 1,363,637              --              --

Victory Ventures LLC ...........              1,163,794                 1,163,794              --              --

Brae Group, Inc. ...............                129,310                   129,310              --              --

NFAM LLC .......................                862,069                   862,069              --              --

AMN Investments, L.L.C .........                862,069                   862,069              --              --

Fourteen Hill Capital, L.P. ....                588,904(2)                588,904              --              --

Tanner Unman Securities, Inc. ..                 35,000(3)                 35,000              --              --

Alan J. Rossi ..................                305,747(4)                172,413         133,334               *

Francesco Galesi ...............              9,623,446(5)              3,673,034       5,950,412           14.08%

Peter M. Izzo, Jr ..............                670,976(6)                 16,000         654,976            1.55%

Cynthia Terrell ................                108,000                   108,000         108,000              --

A. Jones Yorke .................                 25,000                    25,000              --              --

Harry S. Thompson ..............                 25,000                    25,000              --              --

James E. Everingham ............                357,796                   113,399         244,397               *


Daryl A. Frame .................                192,929                    61,191         131,738               *

Teleplus, Inc. .................              1,052,336                   330,587         721,749            2.49%

---------------------------

*        Less than 1%.

(1) Includes (i) 745,205 Common Shares issuable upon conversion of Series M Preferred Stock and (ii) 40,000 Common Shares issuable pursuant to a currently exercisable Preferred Investor Warrant. The Conversion Price of $1.36875 assumes full conversion on June 9, 1998 and was determined by calculating the average of the lowest five closing bid prices for the Common Shares on the Nasdaq SmallCap Market during the thirty consecutive trading day period ending on June 8, 1998. In addition to the shares set forth in the table above, the amount owned by such holder includes an indeterminate number of shares issuable upon conversion of the Series M Preferred Stock or in respect of the Series M Preferred Stock and the Preferred Investor Warrant, as such number may be adjusted as a result of stock splits, stock dividends and antidilution provisions (including floating rate conversion prices) to the extent that such holder does not fully convert or exercise his Series M Preferred Stock and Preferred Investor Warrant on June 9, 1998.

(2) Includes (i) 558,904 Common Shares issuable upon conversion of Series M Preferred Stock and (ii) 30,000 Common Shares issuable pursuant to a currently exercisable Preferred Investor Warrant. The Conversion Price of $1.36875 assumes full conversion on June 9, 1998 and was determined by calculating the average of the lowest five closing bid prices for the Common Shares on the Nasdaq SmallCap Market during the thirty consecutive trading day period ending on June 8, 1998. In addition to the shares set forth in the table above, the amount owned by such holder includes an indeterminate number of shares issuable upon conversion of the Series M Preferred Stock or in respect of the Series M Preferred Stock and the Preferred Investor Warrant, as such number may be adjusted as a result of stock splits, stock dividends and antidilution provisions (including floating rate conversion prices) to the extent that such holder does not fully convert or exercise his Series M Preferred Stock and Preferred Warrant on June 9, 1998.

(3) Represents Common Shares issuable pursuant to currently exercisable Fee Warrants.

(4) Represents Common Shares issuable pursuant to currently exercisable options.

(5) Includes 2,250,000 Common Shares issuable pursuant to currently exercisable warrants. Includes 97,500 shares held by Rotterdam Ventures, Inc., a corporation wholly-owned by Mr. Galesi. Does not include warrant for the purchase of 500,000 Common Shares held by an irrevocable trust created by Mr. Galesi, of which the trustee is an employee of Rotterdam and the beneficiaries are members of Mr. Galesi's immediate family. Mr. Galesi personally does not have voting or dispositive power with respect to the Common Shares underlying the warrant held by such trust and, accordingly, disclaims beneficial ownership of such Common Shares.

(6) Includes (i) 95,000 Common Shares held pursuant to a restricted Common Share grant which vests to the extent of one-tenth each year commencing May 23, 1997, subject to continued employment and subject to acceleration under certain circumstances and (ii) 523,333 Common Shares issuable pursuant to currently exercisable options.

                  The date of this Supplement is June 9, 1998.